August 13, 2024

Mathew Vodola
Chief Financial Officer
Onyx Acquisition Co. I
104 5th Avenue
New York, New York 10011

       Re: Onyx Acquisition Co. I
           Form 10-K for the year ended December 31, 2023
           Filed on March 29, 2024
           Form 10-Q for the period ended March 31, 2024
           Filed on May 23, 2024
           File No. 001-41003
Dear Mathew Vodola:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction